UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2014 and 2013

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
West Pharmaceutical Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan (the "Plan"), as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of West Pharmaceutical Services, Inc. 401(k) Plan's financial statement. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2015

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

Investments at fair value (Note E):
Common collective trusts	$49,789,932	$20,517,515
Mutual funds	110,590,726	125,173,726
Plan interest in Master Trust	37,962,711	39,532,658
Total investments	198,343,369	185,223,899

Receivables:
Employer contributions	109,502	89,034
Notes receivable from participants	3,526,851	3,386,013
Total receivables	3,636,353	3,475,047

Net assets reflecting investments at fair value	201,979,722	188,698,946
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(581,808)	(556,280)
Net assets available for benefits	$201,397,914	$188,142,666

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

Additions:
Interest and dividend income	$7,425,158	$4,595,960
Net appreciation in fair value of investments (Note C)	4,965,836	21,815,046
Plan interest in Master Trust net investment income	3,070,230	18,767,013
Interest income on notes receivable from participants	142,389	130,308
Contributions:
Employer	4,172,699	3,803,973
Participant	8,519,788	7,652,580
Rollover	1,474,147	889,817
Total additions	29,770,247	57,654,697

Deductions:
Benefits paid	16,495,051	15,486,181
Plan expenses	19,948	15,345
Total deductions	16,514,999	15,501,526

Net increase	13,255,248	42,153,171

Net assets available for plan benefits:
Beginning of the year	188,142,666	145,989,495
End of the year	$201,397,914	$188,142,666

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company” and "Plan Administrator") 401(k) Plan (the “Plan”), as amended and restated effective October 26, 2012 (“Amendment Date”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan available to eligible full-time employees of the Company who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, the Company entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the Tech Group Puerto Rico, Inc. Savings and Retirement Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note D for more information regarding the Master Trust.

Contributions
Prior to the Amendment Date, participants could contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation with no combined limit, subject to Internal Revenue Code ("IRC") limitations.

Subsequent to the Plan amendment, participants may contribute up to 75% of pre-tax annual compensation to the Plan, of which all or a portion can be designated by the participant as Roth contributions.

Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Roth rollover contributions.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers fourteen mutual funds, thirteen common collective trusts, and the West Stock Fund as investment options for participants. The Company periodically reviews and may make changes to the investment alternatives available. In 2014, the Plan replaced its series of twelve Vanguard target-date mutual funds with twelve lower-cost Vanguard target-date common collective trust funds.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. The portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Company matching contributions are invested according to the investment allocations made for participant contributions.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE A - Description of Plan - continued

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s matching contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and Company matching contributions, plus earnings thereon.

Forfeited Accounts
Forfeitures result from non-vested accounts of participants that terminated prior to 2012. At December 31, 2014 and 2013, the balance of forfeited accounts totaled $1,462 and $3,137, respectively. During 2014, forfeitures of $3,342 were used to pay administrative expenses. No forfeitures were used during 2013 to reduce Company matching contributions or pay administrative expenses.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2014 and 2013, interest rates on outstanding loans ranged from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE B - Summary of Significant Accounting Policies - continued

Valuation of Investments and Income Recognition
The Plan's investments, including the Master Trust, are stated at fair value (see Note E), with the exception of the stable value collective trust fund, which is discussed separately below. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Vanguard Retirement Savings Trust
The Plan holds an investment in the Vanguard Retirement Savings Trust, a stable value collective trust fund. This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities. The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

The Plan’s investment in this fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses. Contract value is reported to the Plan by VFTC. The statement of changes in net assets available for plan benefits is prepared on a contract value basis. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 1.79% and 1.59% for the years ended December 31, 2014 and 2013, respectively.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

New Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board issued amended guidance on the disclosure requirements for certain investments whose fair value was measured using the net asset value per share practical expedient. In addition, the guidance eliminates the requirement to categorize such investments within the fair value hierarchy table. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management does not expect this adoption to have a material impact on the Plan’s financial statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE C - Investments

Investments that represented 5% or more of the Plan's net assets available for benefits as of December 31 were as follows:

	2014	2013
Plan interest in Master Trust	$37,962,711	$39,532,658
Vanguard Capital Opportunity Fund Admiral Shares	14,274,963	*
Vanguard Institutional Index Fund	12,872,696	*
Vanguard Morgan Growth Fund Admiral Shares	15,685,177	*
Vanguard Wellington Fund Admiral Shares	10,850,626	*
Vanguard Windsor II Fund Admiral Shares	16,731,253	*
Vanguard Retirement Savings Trust III, at contract value	18,953,140	*
Vanguard 500 Index Fund Investor Shares	*	11,181,948
Vanguard Capital Opportunity Fund Investor Shares	*	11,220,581
Vanguard Morgan Growth Fund Investor Shares	*	14,823,541
Vanguard Wellington Fund Investor Shares	*	10,085,294
Vanguard Windsor II Fund Investor Shares	*	16,235,096
Vanguard Retirement Savings Trust, at contract value	*	19,961,235

* Amount was less than 5% of the Plan’s net assets, or the investment was not a Plan asset at year-end.

During 2014 and 2013, the Plan's investments outside of the Master Trust, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common collective trusts	$534,212	$—
Mutual funds	4,431,624	21,815,046
	$4,965,836	$21,815,046

NOTE D - Master Trust

As mentioned in Note A, effective January 3, 2011, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust consists of units owned in the West Stock Fund. The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE D - Master Trust - continued

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2014 and 2013, was $38,002,999 and $39,566,073, respectively. Refer to Note E for the investment's level in the fair value hierarchy.

The Plan’s interest in the net assets of the Master Trust was 99.89% and 99.92%, as of December 31, 2014 and 2013, respectively.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2014	2013
Dividends	$313,045	$334,365
Net appreciation in fair value of common stock	2,760,552	18,443,160
Net investment income	3,073,597	18,777,525
Net transfers	(4,636,671)	(4,436,354)
(Decrease) increase in net assets	(1,563,074)	14,341,171

Net assets:
Beginning of year	39,566,073	25,224,902
End of year	$38,002,999	$39,566,073

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE E - Fair Value Measurements - continued

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2014
Mutual funds:
Small cap	$5,297,439	$—	$—	$5,297,439
Mid cap	25,858,670	—	—	25,858,670
Large cap	53,208,316	—	—	53,208,316
International	7,200,956	—	—	7,200,956
Balanced	10,850,626	—	—	10,850,626
Bond	8,173,257	—	—	8,173,257
Money market	1,462	—	—	1,462
Common collective trusts:
Target dated (a)	—	30,254,984	—	30,254,984
Stable value (b)	—	19,534,948	—	19,534,948
Total assets at fair value	$110,590,726	$49,789,932	$—	$160,380,658

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Mutual funds:
Small cap	$5,565,158	$—	$—	$5,565,158
Mid cap	23,013,666	—	—	23,013,666
Large cap	49,271,219	—	—	49,271,219
International	7,330,632	—	—	7,330,632
Balanced	32,748,793	—	—	32,748,793
Bond	7,241,435	—	—	7,241,435
Money market	2,823	—	—	2,823
Common collective trust (b)	—	20,517,515	—	20,517,515
Total assets at fair value	$125,173,726	$20,517,515	$—	$145,691,241

(a) These are target date retirement trusts that invest in mutual funds using a diversified asset allocation strategy consistent with the participants' current stage of life. The asset allocation becomes more conservative over time.

(b) Refer to Note B, Vanguard Retirement Savings Trust, for a description of this trust's investment strategy.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE E - Fair Value Measurements - continued

The following tables summarize the Master Trust assets that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2014
Master Trust:
Common stock	$38,002,999	$—	$—	$38,002,999

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Master Trust:
Common stock	$39,566,073	$—	$—	$39,566,073

Valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Common collective trusts: The Plan's holdings in the target dated and stable value trusts at year-end are valued at NAV, as provided by the trustee of each fund. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held by each trust less their liabilities. There are no unfunded commitments related to these trusts. Redemptions are permitted daily with no advance notice requirement.

Common stock: Valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE G - Related Party Transactions

The Plan invests in both shares of mutual funds and units of common collective trusts, which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as Trustee for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE H - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE I - Tax Status

The Plan obtained its latest determination letter on September 16, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2011.

NOTE J - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$201,397,914	$188,142,666
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	581,808	556,280
Adjustment for deemed distributions of participant loans	(1,845)	(3,461)
Net assets per Schedule H to the Form 5500	$201,977,877	$188,695,485

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2014	2013
Net increase per the financial statements	$13,255,248	$42,153,171
Add: Change in the adjustment from contract value to fair value for fully-benefit responsive investment contracts	25,528	(455,920)
Less: Change in the adjustment for deemed distributions of participant loans	1,616	5,434
Net income per Schedule H of Form 5500	$13,282,392	$41,702,685

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

	Identity of Issue	Description	Current Value
	American Funds EuroPacific Growth Fund	Mutual Fund	$5,175,940
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	6,824,487
	Templeton Foreign Fund R6	Mutual Fund	2,025,015
*	Vanguard Capital Opportunity Fund Admiral Shares	Mutual Fund	14,274,963
*	Vanguard Explorer Fund Admiral Shares	Mutual Fund	3,477,788
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	4,759,221
*	Vanguard Growth and Income Fund Admiral Shares	Mutual Fund	7,919,190
*	Vanguard Institutional Index Fund	Mutual Fund	12,872,696
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	15,685,177
*	Vanguard Prime Money Market Fund	Mutual Fund	1,462
*	Vanguard Target Retirement 2010 Trust II	Common Collective Trust	780,544
*	Vanguard Target Retirement 2015 Trust II	Common Collective Trust	2,870,173
*	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	6,729,696
*	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	5,215,934
*	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	4,573,155
*	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	3,002,789
*	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	2,262,178
*	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	1,800,096
*	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	1,247,880
*	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	301,618
*	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	76,627
*	Vanguard Target Retirement Income Trust II	Common Collective Trust	1,394,294
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	8,173,257
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	10,850,626
*	Vanguard Windsor II Fund Admiral Shares	Mutual Fund	16,731,253
	William Blair Small Cap Value Fund	Mutual Fund	1,819,651
*	Vanguard Retirement Savings Trust III	Common Collective Trust	19,534,948
*	West Stock Fund	Master Trust	37,962,711
*	Participant Loans	4.25% - 10.00%	3,526,851
			$201,870,220

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 25, 2015

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm